Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 27, 2017, with respect to the consolidated financial statements of Trilogy International Partners LLC included in the Annual Report of Trilogy International Partners Inc. on Form 40-F for the year ended December 31, 2016. We consent to the inclusion of said report in the Annual Report of Trilogy International Partners Inc. on Form 40-F.

/s/ Grant Thornton LLP

Seattle, Washington
March 27, 2017